[redacted]

08005426

JM

Johnson Matthey

October 1, 2008

Robert M. Talley
President-Corporate, General Counsel
and Secretary
Office of the President

SEC
Mail Processing
Section

OCT 14 2008

Washington, DC
101

SUPPL

VIA CERTIFIED MAIL
RETURN RECEIPT REQUESTED
#70042890000243563489
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D. C. 20546

Re: <u>Johnson Matthey PLC - File No. 82-2272</u>

Dear Sirs:

Pursuant to Johnson Matthey PLC's undertaking to furnish the Securities Exchange Commission with certain information described in its request for exemption from Section 12(g) of the Securities Exchange Act of 1934, as amended, as more fully set forth in its letter of 28th September 1988, Johnson Matthey hereby submits the following:

1.	**Notification of Major Interests in Shares**	**04 Sept 2008**
2.	**Notification of Major Interests in Shares**	**08 Sept 2008**
3.	**Notification of Transactions of Directors/Persons**	**09 Sept 2008**
4.	**Notification of Major Interests in Shares**	**10 Sept 2008**
5.	**Notification of Major Interests in Shares**	**15 Sept 2008**
6.	**Notification of Transactions of Directors/Persons**	**17 Sept 2008**

The Company understands that pursuant to Rule 12g3-2(b) the information furnished hereby, is not deemed to be "filed" with the Commission and that the furnishing of such information does not constitute an admission for any purpose that the Company is subject to the Act.

If you have any questions concerning the foregoing, please contact me at the address and telephone number indicated on this letter.

PROCESSED
OCT 22 2008
THOMSON REUTERS

Very truly yours,

Robert M. Talley
President - Corporate, General Counsel & Secretary

RMT/af
Enclosure
cc: S. A. Farrant (w/o encl.)
A. Purtill (w/o encl.)

dlw 10/17

JOHNSON MATTHEY INC.
NORTH AMERICAN CORPORATE
Suite 600, 435 Devon Park Drive, Wayne PA 19087-1998 TEL: (610) 971-3131, FAX: (610) 971-3022

TR-1 NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:

   Johnson Matthey plc

2. Reason for the notification:

   An acquisition or disposal of voting rights

3. Full name of person(s) subject to the notification obligation:

   Prudential plc group of companies

4. Full name of shareholder(s) (if different from 3.):

MAGIM HSBC GIS NOM (UK) SALI	34,221
HSBC SEOUL GL BASICS MOTHER FD	6,367
NORTRUST NOMINEE LTD A/C MHF01	46,581
NORTRUST NOMINEE LTD A/C MHJ01	332,244
NORTRUST NOMINEE LTD A/C MKB01	519,718
NORTRUST NOMINEE LTD A/C MKK01	2,275,000
NORTRUST NOMINEE LTD	144,926
NORTRUST NOMINEE LTD A/C MEJ01	6,050,000
NORTRUST NOMINEE LTD A/C MVA01	20,000
NORTRUST NOMINEE LTD A/C MVB01	154,311
NORTRUST NOMINEE LTD A/C PUC01	104,125
NORTRUST NOMINEE LTD A/C PUF01	42,939
NORTRUST NOMINEE LTD A/C PUI01	7,393
NORTRUST NOMINEE LTD A/C PUR01	540,437
NORTRUST NOMINEE LTD A/C PUS01	12,330
PRU US TECH DUMMY FUND	17,886
PRUCLT HSBC GIS NOM (UK) PAC AC	3,289,711
PRUCLT HSBC GIS NOM (UK) PHL AC	318,934
PRUCLT HSBC GIS NOM (UK) PPL AC	867,308
PRUCLT HSBC GIS NOM (UK) EQBF AC	13,787
PRUCLT HSBC GIS NOM (UK) HYBF AC	57,004
PRUCLT HSBC GIS NOM (UK) MNBF AC	18,656
PRUCLT HSBC GIS NOM (UK) PENE AC	76,252
RBS INTERNATIONAL (GUERNSEY)	127,569
RECOVERY INV COMPANY LIMITED	105,146

5. Date of the transaction (and date on which the threshold is crossed or reached if different):

   3 September 2008

6. Date on which issuer notified:

   4 September 2008

7. Threshold(s) that is/are crossed or reached:

   7%

8. Notified details:

   VOTING RIGHTS ATTACHED TO SHARES:

   Class/type of shares (if possible using the ISIN CODE):

   GB0004764071

Situation previous to the triggering transaction:

Number of shares: 14,782,845

Number of voting rights: 14,782,845

Resulting situation after the triggering transaction:

Number of shares (direct): 15,182,845

Number of voting rights (direct): 15,182,845

Number of voting rights (indirect): -

% of voting rights (direct): 7.07%

% of voting rights (indirect): -

Total number of voting rights: 15,182,845

Total % of voting rights: 7.07%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held if applicable:

Prudential plc (parent company)
M&G Group Limited (wholly owned subsidiary of Prudential plc)
M&G Limited (wholly owned subsidiary of M&G Group Limited)
M&G Investment Management Limited (wholly owned subsidiary of M&G Limited)

PROXY VOTING:

10. Name of the proxy holder:

N/A

11. Number of voting rights proxy holder will cease to hold:

N/A

12. Date on which proxy holder will cease to hold voting rights:

N/A

13. Additional information:

14. Contact Name:

Angela Purtill, Assistant Company Secretary, Johnson Matthey plc

15. Contact Telephone Number:

020 7269 8461

4 September 2008

TR-1 NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:

   Johnson Matthey plc

2. Reason for the notification:

   An acquisition or disposal of voting rights

3. Full name of person(s) subject to the notification obligation:

   Vanguard Precious Metals & Mining

4. Full name of shareholder(s) (if different from 3.):

   Chase Nominees Limited

5. Date of the transaction (and date on which the threshold is crossed or reached if different):

   2 September 2008

6. Date on which issuer notified:

   8 September 2008

7. Threshold(s) that is/are crossed or reached:

   5%

8. Notified details:

   VOTING RIGHTS ATTACHED TO SHARES:

   Class/type of shares (if possible using the ISIN CODE):

   GB0004764071

   Situation previous to the triggering transaction:

   Number of shares: 10,650,000

   Number of voting rights: 10,650,000

   Resulting situation after the triggering transaction:

   Number of shares (direct): 10,850,000

   Number of voting rights (direct): 10,850,000

   Number of voting rights (indirect): -

   % of voting rights (direct): 5.05%

   % of voting rights (indirect): -

   Total number of voting rights: 10,850,000

   Total % of voting rights: 5.05%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held if applicable:

PROXY VOTING:

10. Name of the proxy holder:

N/A

11. Number of voting rights proxy holder will cease to hold:

N/A

12. Date on which proxy holder will cease to hold voting rights:

N/A

13. Additional information:

14. Contact Name:

Angela Purtill, Assistant Company Secretary, Johnson Matthey plc

15. Contact Telephone Number:

020 7269 8461

9 September 2008

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:

   Johnson Matthey plc

2. Reason for the notification:

   An acquisition of voting rights.

3. Full name of person(s) subject to the notification obligation:

   Aviva plc and its subsidiaries

4. Full name of shareholder(s) (if different from 3.):

BNY Norwich Union Nominees Limited	1,816,305*
BT Globenet Nominees Limited	5,850*
Chase GA Group Nominees Limi	4,888,936*
Chase Nominees Limited	527,210*
CUIM Nominee Limited	1,190,000*
Triodos SICAV I Values Equity Fund	4,100*
Vidacos Nominees Limited	14,252*

   * denotes direct interest

BNP Paribas - London	62,688
Chase Nominees Limited	1,307,494
State Street Nominees Limi	787,492
Triodos Meerwaarde Aandelen Fonds	50,000
Triodos Meerwaarde Mixfonds	8,300
Vidacos Nominees Limited	360,789
White Rose Nominees Limited	3,380
RC Greig Nominees Limited	1,300

5. Date of the transaction (and date on which the threshold is crossed or reached if different):

   9 September 2008

6. Date on which issuer notified:

   10 September 2008

7. Threshold(s) that is/are crossed or reached:

   <5% to 5% change at combined interest level

8. Notified details:

   VOTING RIGHTS ATTACHED TO SHARES:

   Class/type of shares (if possible using the ISIN CODE):

   GB0004764071

   Situation previous to the triggering transaction:

   Number of shares: 8,480,746

   Number of voting rights: 8,480,746

   Resulting situation after the triggering transaction:

Number of shares (direct): 8,446,653

Number of voting rights (direct): 8,466,653

Number of voting rights (indirect): 2,581,443

% of voting rights (direct): 3.94%

% of voting rights (indirect): 1.20%

Total voting rights: 11,028,096 shares (5.14%)

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held if applicable:

See Section 4

PROXY VOTING:

10. Name of the proxy holder:

See Section 4

11. Number of voting rights proxy holder will cease to hold:

N/A

12. Date on which proxy holder will cease to hold voting rights:

N/A

13. Additional Information:

N/A

14. Contact Name:

15. Angela Purtill, Assistant Company Secretary, Johnson Matthey plc

Contact Telephone Number:

020 7269 8461

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:

   Johnson Matthey plc

2. Reason for the notification:

   An acquisition of voting rights.

3. Full name of person(s) subject to the notification obligation:

   Aviva plc and its subsidiaries

4. Full name of shareholder(s) (if different from 3.):

BNY Norwich Union Nominees Limited	1,882,489*
BT Globenet Nominees Limited	5,850*
Chase GA Group Nominees Limited	5,081,807*
Chase Nominees Limited	549,257*
CUIM Nominee Limited	1,231,348*
Triodos SICAV I Values Equity Fund	4,100*
Vidacos Nominees Limited	14,252*

   * denotes direct interest

BNP Paribas - Lon	62,688
Chase Nominees Limited	1,359,138
State Street Nominees Limite	774,180
Triodos Meerwaarde Aandelen	50,000
Triodos Meerwaarde Mixfonds	8,300
Vidacos Nominees Limited	369,896
White Rose Nominees Limited	3,380
RC Greig Nominees Limited	1,300

5. Date of the transaction (and date on which the threshold is crossed or reached if different):

   15 September 2008

6. Date on which issuer notified:

   17 September 2008

7. Threshold(s) that is/are crossed or reached:

   3% to 4% change at Direct Interest Level

8. Notified details:

   VOTING RIGHTS ATTACHED TO SHARES:

   Class/type of shares (if possible using the ISIN CODE):

   GB0004764071

   Situation previous to the triggering transaction:

   Number of shares: 11,028,096

   Number of voting rights: 11,028,096

   Resulting situation after the triggering transaction:

Number of shares (direct): 8,769,103

Number of voting rights (direct): 8,769,103

Number of voting rights (indirect): 2,628,882

% of voting rights (direct): 4.09%

% of voting rights (indirect): 1.22%

Total voting rights: 11,397,985 shares (5.31%)

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held if applicable:

See Section 4

PROXY VOTING:

10. Name of the proxy holder:

See Section 4

11. Number of voting rights proxy holder will cease to hold:

N/A

12. Date on which proxy holder will cease to hold voting rights:

N/A

13. Additional Information

14. Contact Name:

15. Angela Purtill, Assistant Company Secretary, Johnson Matthey plc

Contact Telephone Number:

020 7269 8461

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES AND CONNECTED PERSONS

1. Name of the issuer:

Johnson Matthey plc

2. State whether the notification relates to (i) a transaction notified in accordance with DTR 3.1.2 R, (ii) a disclosure made in accordance with LR 9.8.6R(1) or (iii) a disclosure made in accordance with section 793 of the Companies Act (2006):

In accordance with DTR 3.1.2R

3. Name of person discharging managerial responsibilities/director:

N A P Carson
P N Hawker
D W Morgan
L C Pentz
J N Sheldrick
S Farrant
W F Sandford
I F Stephenson
N Whitley

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person:

No

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest:

In respect of holdings of the persons named in 3 above

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares:

Ordinary Shares of £1 each

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them:

Computershare Trustees Limited

8. State the nature of the transaction:

Monthly acquisition of shares via the Johnson Matthey Share Incentive Plan

9. Number of shares, debentures or financial instruments relating to shares acquired:

N A P Carson	27
P N Hawker	27

D W Morgan .	27.
L C Pentz	27
J N Sheldrick	27
S Farrant	27
W F Sandford	27
I F Stephenson	27
N Whitley	27

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage):

Less than 0.1%

11. Number of shares, debentures or financial instruments relating to shares disposed:

N/A

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage):

N/A

13. Price per share or value of transaction:

£13.69

14. Date and place of transaction:

17 September 2008, London

15. Total holding following notification and total percentage holding following notification (any treasury shares of that class should not be taken into account when calculating percentage):

N A P Carson	142,979
P N Hawker	15,813
D W Morgan	43,668
L C Pentz	19,159
J N Sheldrick	119,049

16. Date issuer informed of transaction:

17 September 2008

17. Date of grant:

N/A

18. Period during which or date on which it can be exercised:

N/A

19. Total amount paid (if any) for grant of the option:

N/A

20. Description of shares or debentures involved (class and number):

    N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise:

    N/A

22. Total number of shares or debentures over which options held following notification:

    N/A

23. Any additional information:

    N/A

24. Name of contact and telephone for queries

    Angela Purtill, Assistant Company Secretary
    020 7269 8461

Name and signature of duly authorised officer of issuer responsible for making notification

Angela Purtill

Date of Notification
17 September 2008

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES AND CONNECTED PERSONS

1. Name of the issuer:

Johnson Matthey plc

2. State whether the notification relates to (i) a transaction notified in accordance with DTR 3.1.2 R, (ii) a disclosure made in accordance with LR 9.8.6R(1) or (iii) a disclosure made in accordance with section 793 of the Companies Act (2006):

In accordance with DTR 3.1.2R

3. Name of person discharging managerial responsibilities/director:

Mr M J Roney

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person:

N/A

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest:

In respect of holding of the person named in 3 above

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares:

Ordinary Shares of £1 each

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them:

Mr M J Roney

8. State the nature of the transaction:

Purchase of shares

9. Number of shares, debentures or financial instruments relating to shares acquired:

2,000

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage):

Less than 0.1%

11. Number of shares, debentures or financial instruments relating to shares disposed:

N/A

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage):

Less than 0.1%

13. Price per share or value of transaction:

1447 pence

14. Date and place of transaction:

9 September 2008, London

15. Total holding following notification and total percentage holding following notification (any treasury shares of that class should not be taken into account when calculating percentage):

3,000

16. Date issuer informed of transaction:

9 September 2008

17. Date of grant:

N/A

18. Period during which or date on which it can be exercised:

N/A

19. Total amount paid (if any) for grant of the option:

N/A

20. Description of shares or debentures involved (class and number):

N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise:

N/A

22. Total number of shares or debentures over which options held following notification:

N/A

23. Any additional information:

N/A

24. Name of contact and telephone for queries

Angela Purtill, Assistant Company Secretary
020 7269 8461

Name and signature of duly authorised officer of issuer responsible for making notification

Angela Purtill

Date of Notification
9 September 2008